ALLIED WORLD ASSURANCE COMPANY HOLDINGS, AG
Lindenstrasse 8, 6340 Baar
Zug, Switzerland
September 22, 2011
VIA EDGAR AND E-MAIL
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington D.C. 20549
Attn.: Ms. Laura Crotty and Mr. David Orlic

Re:	Allied World Assurance Company Holdings, AG
Withdrawal of Registration Statement on Form S-4 (Registration No. 333-175398)
Ladies and Gentlemen:
     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Allied World Assurance Company Holdings, AG (“Allied World”), hereby requests the consent of the United States Securities and Exchange Commission (the “Commission”) to withdraw its Registration Statement on Form S-4 (File No. 333-175398), as initially filed with the Commission on July 8, 2011 and as amended on August 5, 2011, August 10, 2011, August 15, 2011 and August 17, 2011, together with all exhibits thereto (collectively, the “Registration Statement”), with such request to be approved effective as of the date hereof. The Registration Statement was declared effective by the Commission on August 18, 2011, and no securities have been sold or issued thereunder.
     The Registration Statement registered the offering of Allied World’s registered shares to be issued in connection with Allied World’s proposed merger transaction (the “Merger”) with Transatlantic Holdings, Inc. (“Transatlantic”) pursuant to the Agreement and Plan of Merger, dated as of June 12, 2011, by and among Allied World, GO Sub, LLC (“Merger Sub”), and Transatlantic (the “Merger Agreement”). On September 15, 2011, pursuant to Section 8.1(a) of the Merger Agreement, Allied World and Transatlantic entered into a Termination Agreement terminating the Merger Agreement, as disclosed in the Form 8-K filed by Allied World on September 16, 2011. Accordingly, Allied World will not proceed with the proposed offering of its registered shares in connection with the Merger. Because the proposed offering of the securities registered under the Registration Statement will not occur, Allied World believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act.
     Allied World requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to Allied World or its majority-owned subsidiaries for future use.

Ms. Laura Crotty and Mr. David Orlic
United States Securities and Exchange Commission
September 22, 2011

     We appreciate your assistance, and should you have any questions regarding any of the foregoing, please do not hesitate to contact me at (646) 794-0500 or Steven A. Seidman or Jeffrey S. Hochman of Willkie Farr & Gallagher LLP, our legal counsel, at (212) 728-8000.
Very truly yours,
/s/ Wesley D. Dupont
Wesley D. Dupont
Executive Vice President, General Counsel and Corporate Secretary

cc:	Steven A. Seidman, Esq., Willkie Farr & Gallagher LLP
Jeffrey S. Hochman, Esq., Willkie Farr & Gallagher LLP